SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nature Vision, Inc.
(Name of Issuer)

Common Stock, par value $.16 per share
(Title of Class of Securities)

63902E 10 6
(CUSIP Number)

Michael D. Alexander and Paula L. Alexander
142 Wembley
Rockwall, Texas 75032
(972) 310-1830
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

SCHEDULE 13D

CUSIP No.  63902E 10

1.	Names of Reporting Persons.

Michael D. Alexander and Paula L. Alexander

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power
200,000 each

	8.	Shared Voting Power
7,300,000

	9.	Sole Dispositive Power *
200,000 each

	10.	Shared Dispositive Power
7,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,700,000 **

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
58.2%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc. (the “Company”). The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 1480 Northern Pacific Road, Brainerd, Minnesota 56401.

Item 2.	Identity and Background.

(a)  This statement is being filed by Michael D. Alexander and his spouse, Paula L. Alexander

(b)  Mr. and Mrs. Alexander’s address is 142 Wembley, Rockwall, Texas  75032.

(c)  Mr. Alexander’s principal occupation is President and Chief Executive Officer of the Company, 1480 Northern Pacific Road Brainerd, MN 56401.  Mrs. Alexander is a housewife.

(d)  During the last five years, neither Mr. Alexander nor Mrs. Alexander have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither Mr. Alexander nor Mrs. Alexander have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. and Mrs. Alexander are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 14, 2009, Nature Vision, Inc. (“Nature Vision”) executed a Stock Purchase Agreement with Swordfish Financial, Inc. pursuant to which the Company sold an aggregate of 10,987,417 shares of its common stock in exchange for a $3,500,000 promissory note.  At the conclusion of the transaction, Swordfish Financial, Inc. and its shareholders owned approximately 80% of Nature Vision, Inc.’s issued and outstanding common stock.  The 10,987,417 shares were issued to Swordfish Financial, Inc. shareholders. The 7,700,000 shares Mr. Alexander received (200,000 to himself, 200,000 to his wife, Paula L. Alexander and 7,300,000 to Mr. Alexander and Mrs. Alexander which are held in joint tenancy with right of survivorship) were in correlation to his ownership in Swordfish Financial, Inc.

Item 4.	Purpose of Transaction.

As noted in Item 3 above, Mr. and Mrs. Alexander acquired the shares as the result of the stock acquisition with Swordfish Financial, Inc. on August 14, 2009.

Mr. and Mrs. Alexander presently do not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but he reserves the right to formulate such plans or proposals, and to take action with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)     Mr. Alexander is the beneficial owner of 7,700,000 shares of common shares of the Company (which includes 200,000 in the name of his spouse), representing approximately 57.9% of the outstanding common stock of the Company.

(b)    Mr. Alexander shares beneficial ownership and voting power and dispositive power over 7,700,000 common shares with his wife, Laura S. Alexander.   Mr. and Mrs. Alexander hold the shares (Mr. Alexander 200,000 shares) and (Mrs. Alexander 200,000 shares) in their individual names and 7,300,000 to Mr. Alexander and Mrs. Alexander which are held in joint tenancy with right of survivorship) were in correlation to their ownership in Swordfish Financial, Inc.  Mrs. Alexander's address is 142 Wembley, Rockwall, Texas 75032; her principal occupation is housewife; Mrs. Alexander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mrs. Alexander has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mrs. Alexander is a citizen of the United States. The common shares owned jointly by Mr. and Mrs. Alexander represent approximately 57.9% of the outstanding shares of common stock of the Company.

Mr. Alexander and Mrs. Alexander each have the sole power to vote and the sole power to dispose of 200,000 common shares of the Company representing approximately1.5% of the outstanding shares of common stock of the Company.

(c)     The only transaction in the Company’s common shares that was effected by Mr. Alexander during the past 60 days is that described in this Schedule 13D.

(d)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Stock Purchase Agreement with Swordfish Financial, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2009	/s/ Michael D. Alexander
Michael D. Alexander